UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1a)

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.	Name of fund:
BANKNORTH FUNDS                                           (the “Trust”)
Banknorth Large Cap Core Fund
Banknorth Small/Mid Cap Core Fund
Banknorth Intermediate Bond Fund
Banknorth Vermont Municipal Bond Fund                                                                                (collectively, the Portfolios)

3.	Securities and Exchange Commission File No.
811-10021

4.           Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[]           Initial Application                                                      [X]           Amendment

5.           Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Diane J. Palmer
ReedSmith LLP
Suite 1200
ReedSmith Centre
225 Fifth Ave.
Pittsburgh, PA 15222
(412) 288-6812

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:
Registrant	Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
(Notices should be sent to the
Agent for Service at above address)

4000 Ericsson Drive
Warrendale, PA 15086-7561

Federated Shareholder	P.O. Box 8612
Services Company	Boston, MA 02266-8600
(“Transfer Agent,
Dividend Disbursing Agent
and Recordkeeper”)

Federated Services Company	Federated Investors Tower
("Administrator")	1001 Liberty Avenue
Pittsburgh, PA 15222-3779

Banknorth Investment Advisors	One Portland Square
("Adviser")	Portland, ME 04112

Forum Trust, LLC	Two Portland Square
("Custodian")	Portland, Maine 04101

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.           Subclassification if the fund is a management company (check only one):

[X]           Open-end                                           [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Current Adviser:
Banknorth Investment Advisors	One Portland Square
("Adviser")	Portland, ME 04112

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Edgewood Services, Inc.
4000 Ericsson Drive
Warrendale, PA 15086-7561

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.:  811-_______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:
August 18, 2004

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place:
August 27, 2004

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:
August 27, 2004

(b)           Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)           Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)           Liquidations only:
Were any distributions to shareholder made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:
Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If No,

(a)           How many shareholders does the fund have as of the date this form is filed?

(b)           Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ]	Yes	[X]	No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)           Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:
$70,963.87

(ii)	Accounting expenses:
$61.25

(iii)	Other expenses (list and identify separately):
Press Releases                                $889.73

(iv)	Total expenses (sum of lines (i)-(iii) above):
$71,914.85

(b)	How were those expenses allocated?
N/A

(c)	Who paid those expenses?
The Investment Advisers for each of the surviving funds, Federated Equity Company of Pennsylvania, Federated Investment Management Company or their affiliates.

(d)	How did the fund pay for unamortized expenses (if any)?
N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
Former Fund	Surviving Fund
Banknorth Large Cap Core Fund                                                                                     Federated Capital Appreciation Fund

Banknorth Small/Mid Cap Core Fund                                                                                     Federated Kaufmann Fund

Banknorth Intermediate Bond Fund                                                                           Federated Total Return Bond Fund

Banknorth Vermont Municipal Bond Fund                                                                           Federated Vermont MunicipalIncome Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:
811-4017 Federated Capital Appreciation Fund and Federated Kaufmann Fund (Federated Equity Funds)
811-7115 Federated Total Return Bond Fund (Federated Total Return Series, Inc.)
811-6165 Federated Vermont Municipal Income Fund (Federated Municipal Securities Income Trust).

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Definitive Proxy filed on form N-14A, July 20, 2004
Federated Municipal Securities Income Trust
1933 Act File No. 333-117537

Definitive Proxy filed on form N-14A, July 20, 2004
Federated Equity Funds
1933 Act File No. 333-117510

Definitive Proxy filed on form N-14A, July 20, 2004
Federated Total Return Series, Inc.
1933 Act File No. 333-117510

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Banknorth Funds (ii) he is the Secretary of Banknorth Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ John W. McGonigle_____________
John W. McGonigle
Secretary